SEC FILE NUMBER:  000-30239
                                                  CUSIP NUMBER:

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):[ ] Form 10-K and Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

    For Period Ended: June 30, 2000
    [  ] Transition Report on Form 10-K
    [  ] Transition Report on Form 20-F
    [  ] Transition Report on Form 11-K
    [  ] Transition Report on Form 10-Q
    [  ] Transition Report on Form N-SAR
    For the Transition Period Ended:_______________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

                                TWINVIEW, INC.
                           Full Name of Registrant

                      __________________________________
                          Former Name if Applicable

                              573 East 300 South
          Address of Principal Executive Office (Street and Number)

                          Salt Lake City, Utah 84102
                           City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]    (b) The subject annual report, semi-annual report; transition report on
           Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

    Due to the malfunction of a computer on which the accounting information of Twinview, Inc. is stored, Twinview, Inc. was unable to prepare its June 30, 2000 financial statements in time to send them to its auditors to be reviewed before the Form 10-QSB August 14, 2000 filing deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Robert N. Wilkinson      (801)            533-9645
          (Name)              (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
no, identify report(s).    [x] Yes   [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?    [ ] Yes   [x] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                Twinview, Inc.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      August 14, 2000            By     /s/ Patrick K. Hogle
                                           ------------------------
                                            Patrick K. Hogle, President and
                                            Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION


Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).